EXHIBIT G

RECENT DEVELOPMENTS

Political Conditions

         General elections for the Grand National Assembly (the “Assembly”) were held on November 3, 2002. The Justice and Development Party (AKP) received 34.3% of the votes and was able to secure 363 out of 550 available seats in the Assembly according to unofficial results. As a result of the elections, the Justice and Development Party (AKP) now has a simple majority in the Assembly. The Republican People’s Party (CHP) is the only other political party in the new Assembly, having received 19.4% of the votes and 178 seats in the Assembly. Independent candidates (unaffiliated with political parties) gained 9 seats in the Assembly.

         The final results of the election will be published in the Official Gazette by November 15, 2002. On the fifth day following the publication of the official election results, the Assembly will hold its first convention and the deputies will be sworn in.

         President Ahmet Necdet Sezer will appoint a Prime Minister from the Justice and Development Party (AKP) once the convention occurs and the deputies are sworn in. Although it is unclear who from the Justice and Development Party (AKP) will be appointed as Prime Minister, Recep Tayyip Erdogan, the leader of the Justice and Development Party (AKP), is not eligible for appointment as Prime Minister because the High Elections Board banned him from running for elected political office on September 20, 2002.

         The following table sets forth the unofficial results of the November 3, 2002 elections by percent of total votes and seats won:

Political Party	Percentage of Vote	Number of Seats

Justice and Development Party (AKP)	34.3%	363

Republican People’s Party (CHP)	19.4%	178

Independent Candidates (no party affiliation)	1.0%	9

True Path Party (DYP)[1]	9.6%	0

Nationalist Action Party (MHP)[1]	8.4%	0

Young Party (GP)[1]	7.3%	0

Democratic People’s Party[1]	6.2%	0

Others[2]	14.0%	0

[1] Failed to obtain the requisite 10% of total votes; no seats in the Assembly.

[2] Includes all other political parties that failed to obtain the requisite 10% of total votes.

         Prior to the general elections on November 3, 2002, Turkey was challenged by a weakened government and political uncertainty about its future. Prime Minister Bulent Ecevit, the leader of the three-party coalition government, was hospitalized twice in May. The then existing three-party coalition government consisted of the Democratic Leftist Party, the Motherland Party and the Nationalist Action Party. In July 2002, Mr. Ecevit’s refusal to step down as Prime Minister resulted in the resignation of half of the members of the Democratic Leftist Party in the Assembly. As a result of the resignations, the three-party coalition lost its absolute majority, with the number of seats it held in the Assembly falling to 270 out of 550.

         After repeated refusals to hold elections before their scheduled date, Mr. Ecevit announced that general elections would be held in November, approximately 17 months before the scheduled general elections, pending approval by the Assembly. On July 31, 2002, the Assembly voted to hold elections on November 3, 2002.

         In July 2002, the New Turkey Party was formed by foreign minister Ismail Cem and deputy prime minister Husamettin Ozkan, both of whom resigned from the Democratic Leftist Party, as well as certain other former deputies of the Democratic Leftist Party. Economic minister Kemal Dervis resigned from his position on August 10, 2002, and, following his resignation, joined the Republican People’s Party.

General

         On February 4, 2002, the International Monetary Fund (the “IMF”) Board approved a new stand-by arrangement for 2002-2004 (the “2002-2004 Stand-By Arrangement”) that consists of additional international lending of up to SDR1 12.8 billion consisting of approximately SDR 9.5 billion in new international lending and approximately SDR 3.3 billion available under the old stand-by arrangement. Of this amount, Turkey expected to receive SDR 11.2 billion from the IMF in 2002. Following the approval of the 2002-2004 Stand-By Arrangement, Turkey drew SDR 7.3 billion of the SDR 11.2 billion available for 2002.

         On April 15, 2002, Turkey drew its first tranche of the remaining SDR 3.9 billion available from the IMF in 2002, amounting to SDR 867.6 million, following the completion of the first review of the Turkish economy under the 2002-2004 Stand-By Arrangement and IMF Board approval. On June 28, 2002, Turkey drew its second tranche of SDR 867.6 million following completion of the second review and IMF Board approval, and on August 7, 2002, Turkey drew its most recent tranche of SDR 867.6 million, following the completion of the third review and IMF Board approval. The IMF and the Government have agreed to the conditions that will have to be satisfied before the remaining tranche of approximately SDR 1.3 billion IMF funds for 2002 under the 2002-2004 Stand-By Arrangement can be released. An IMF team visited Turkey in October 2002 to discuss the terms of the fourth review under the 2002-2004 Stand-By Arrangement. The fourth review is expected to take place when an IMF team visits Turkey in December 2002 following formation of the new Government. The remaining tranche of approximately SDR 1.3 billion (as of the date of this prospectus supplement, approximately $1.7 billion) is expected to be released following completion of the fourth review and IMF Board approval.

[1] The Special Drawing Right (SDR) serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.330420 on November 7, 2002.

         In addition, Turkey expects to receive approximately $2.9 billion from the International Bank for Reconstruction and Development (the “IBRD”) and the International Development Association (the “IDA” and together with the IBRD, the “World Bank”) in 2002 in connection with its structural reforms of the financial, economic and agricultural sectors. The release of such funding is linked to Turkey’s continued efforts to liberalize such sectors and curtail public expenditures. On April 16, 2002, the World Bank approved a $1.35 billion public and financial sector special adjustment loan for Turkey. The loan is to be disbursed in three tranches of approximately $450 million each, based on the satisfaction of certain agreed actions. On August 16, 2002, Turkey drew its first tranche of $437 million. In addition, on July 26, 2002, Turkey and the World Bank signed a $300 million loan agreement to support the Government’s basic education program over the next three years.

         On November 7, 2002, Standard and Poor’s B- rating outlook for Turkey, which had been changed from stable to negative on July 9, 2002, was changed from negative to stable. On July 10, 2002, Moody’s B1 rating outlook for Turkey, which had been changed from negative to stable on January 15, 2001, was changed from stable to negative.

         The Tobacco Law and the Public Procurement Law were approved by the Assembly on January 3, 2002 and January 4, 2002, respectively. The Tobacco Law is intended to foster competition in the tobacco market and includes new arrangements for the privatization of Tekel, the state-owned alcohol and tobacco monopoly. The Public Procurement Law is intended to regulate the tender process for public contracts and strengthen the transparency and efficiency of such tenders. On March 28, 2002, the Assembly approved the Law Regarding the Regulation of Public Finance and Debt Management (Law No. 4749). The Law Regarding the Regulation of Public Finance and Debt Management establishes, among other things, the rules for, and limitations on, public sector domestic and foreign borrowing and the issuance of debt guarantees by the Government.

         In January 2002, the Assembly also passed Law No. 4743, which amends certain provisions of the Banking Law to enable the Government to offer limited financial assistance, on a one-time basis, to strengthen the capital base of banks that meet certain capital adequacy ratios. A three-phase audit process, by which the targets for, and the amounts of, this limited financial assistance, was completed in June 2002. Based on the audit, the Banking Regulation and Supervision Agency (the “BRSA”) approved the takeover of one bank (Pamukbank) by the Savings Deposit Insurance Fund (the “SDIF”). The BRSA informed 26 other banks of the capital shortfalls for such banks (TL1,326 trillion) which will have to be raised by such banks. As of September 13, 2002, the banks had raised a total of TL1,102 trillion of the total TL1,326 trillion capital shortfall. The remaining financial assistance to be made available by the Government will be within the financial targets set by the Government and is not expected to have a material impact on the Government’s budget.

Key Economic Indicators

•	Real gross national product (“GNP”) declined 9.4% in 2001, compared to the original forecasted decline of 5.5%.

•	For the year ended December 31, 2001, real gross domestic product (“GDP”) declined by 7.4%. In the first and second quarters of 2002, GDP rose 1.9% by and 8.2%, respectively. The Government’s target for growth in 2002 is 5.1%.

•	From January 2002 to October 2002, the wholesale price index (“WPI”) increased by 25.5% and the consumer price index (“CPI”) increased by 24%. The Government’s current targets for WPI and CPI for 2002 are 35% and 31%, respectively.

•	In October 2002, the annual inflation rate for WPI and CPI were 36.1% and 33.4%, respectively.

•	In October 2002, WPI increased by 3.1% and CPI increased by 3.3%. In September 2002, WPI increased by 3.1% and CPI increased by 3.5%.

•	On November 5, 2002, the Central Bank foreign exchange buying rate for U.S. dollars was TL1,633,776 per U.S. dollar, compared to an exchange buying rate of TL1,419,644 per U.S. dollar on September 4, 2001.

•	On November 5, 2002, the Government offered an interest rate of 56.5% for eight-month Treasury bills, compared to an interest rate of 67 for eight-month Treasury bills on August 27, 2002.

•	In August 2002, industrial production index had grown 7.2% when compared with the same month in 2001.

•	The unemployment rate, which was 8.0% in the third quarter of 2001, 10.6% in the fourth quarter of 2001, and 11.8% in the first quarter of 2002, decreased to 9.6% in the second quarter of 2002.

•	In the second quarter of 2002, official unemployment was 2,217,000.

Tourism

•	From January to August 2002, tourism revenues increased to approximately $5,560 million from approximately $5,530 million during the same period in 2001.

•	From January to September 2002, the number of foreign visitors to Turkey increased by approximately 10.1% to approximately 10,607,510 from approximately 9,635,203 during the same period in 2001.

•	In September 2002, the number of foreign visitors to Turkey increased by 22.9%, compared to the same month of the previous year.

Foreign Trade and Balance of Payments

         Between January and August 2002, the trade deficit amounted to approximately $4.2 billion, as compared to approximately $3.5 billion in the same period in 2001. The current account balance produced a deficit of approximately $246 million between January and August 2002, as compared to a surplus of approximately $2 billion in the same period in 2001.

         As of October 11, 2002, total gross international reserves were approximately $37.4 billion (compared to $33.1 billion as of December 28, 2001), Central Bank reserves were approximately $25.1 billion (compared to $18.7 billion as of December 28, 2001), commercial bank reserves and special finance house reserves were approximately $11.3 billion (compared to $13.4 billion as of December 28, 2001) and gold reserves were approximately $1.0 billion (compared to $1.0 billion as of December 28, 2001). As of October 25, 2002, Central Bank reserves were approximately $25.5 billion.

Public Finance and Budget

•	For the year ended December 31, 2001, consolidated budget expenditures were approximately TL79,856 trillion and consolidated budget revenues were approximately TL51,090 trillion, compared to approximately TL46,193 trillion and TL33,189 trillion during the same period in 2000, respectively.

•	From January to September 2002, consolidated budget expenditures were approximately TL79,014 trillion and consolidated budget revenues were approximately TL52,770 trillion, compared to approximately TL54,607 trillion and TL35,891 trillion during the same period in 2001, respectively.

•	In the January to September 2002 period, the consolidated budget deficit was approximately TL26,244 trillion, compared to TL18,716 trillion during the same month in 2001.

•	In the January to September 2002 period, the primary surplus reached approximately TL13,077 trillion, compared to TL10,799 trillion in the same period of 2001.

•	For the year ended December 31, 2001, the primary surplus amounted to TL12,299 trillion, or 6.9% of GNP. The primary surplus is targeted to be 6.5% of GNP in 2002.

Privatization

         The second public offering of shares in Petrol Ofisi (a petroleum distribution company) was completed in March 2002. In that public offering, 16.5% of the shares of Petrol Ofisi were sold for $168 million. The remaining 25.8% stake in Petrol Ofisi was privatized through a block sale of stock to IS Dogan Petrol Yatirimlari A.S. in July 2002.

         The Government originally planned to close the third public offering of TUPRAS (a petroleum refining company) by the end of June 2002. However, the offering has been postponed as a result of unfavorable market conditions.

         The planned privatization of Türkiye Vakiflar Bankasi T.A.O. has also been postponed because none of the potential bidders could satisfy the condition that the bank be purchased as a whole.

         A privatization plan for TEKEL’s tobacco and alcohol entities is expected to be submitted to the Privatization High Council in November 2002. A privatization plan for SEKER (a sugar company) has been submitted to the Privatization High Council and is expected to be approved by the end of 2002, at which time preliminary action for the privatization should be completed.

         The advisor for the revaluation of Turk Telecom was selected in August 2002 and the privatization plan is expected to be submitted to the Council of Ministers in March 2003.

Banking System

         In December 2001, the banking licenses of three banks previously taken over by the SDIF, Iktisat Bankasi T.A.S., Etibank A.S. and Kentbank A.S., were revoked. On January 11, 2002, the SDIF sold all of its shares in Sitebank A.S. to NovaBank S.A. (Greece). On June 19, 2002, Pamukbank was taken over by the SDIF. The banking license of Toprakbank was revoked by the BRSA on September 26, 2002 and, following the revocation, Toprakbank was merged with Bayindirbank. The BRSA accepted Denizbank’s bid regarding the purchase of Tarisbank as of October 10, 2002. The share transfer agreement regarding the purchase of Tarisbank by Denizbank A.S. was signed on October 21, 2002 and the share transfer was finalized as of October 25, 2002. It is expected that the merger of Tarisbank (Milli Aydin Bankasi T.A.S.) with Denizbank A.S will be finalized as of December 31, 2002. As of November 1, 2002, the SDIF had taken over 20 private banks since 1997. Currently, there are four banks under the control of the SDIF (Turk Ticaret, Tarisbank (final transfer to Denizbank to be completed on December 31, 2002), Bayindirbank and Pamukbank).

         On June 21, 2002, the BRSA issued the final regulation on the new accounting standards to ensure that the year-end balance sheets of all banks comply with International Accounting Standards for 2002.

Debt

         Turkey’s total internal debt was approximately TL140,290 trillion as of September 2002, compared to TL105,768 trillion as of September 2001. During the period from January to October 2002, the average maturity of Turkish internal public debt was 8.6 months, compared to 4.5 months in the same period of 2001. The average annual interest rate on internal public debt on a compounded basis was 67.3% as of October 2002, compared to 105.8% as of October 2001. Turkey’s external debt was approximately $125,877 billion in the second quarter of 2002, compared to $115,084 billion as of the end of 2001. Since December 31, 2001, Turkey has issued the following external debt:

•	$600 million of global notes on January 22, 2002, with a maturity of ten years and an 11 1/2% interest rate.

•	$250 million of global notes on February 19, 2002, with a maturity of five years and an 11 3/8% interest rate.

•	$600 million of global notes on March 19, 2002, with a maturity of six years and a 9.875% interest rate.

•	Euro 750 million of Eurobonds on May 7, 2002, with a maturity of five years and a 9.75% interest rate.

International Relations

         EC Regulation 2500/2001, which governs pre-accession financial assistance to Turkey, became effective as of January 1, 2002. Although Turkey is not able to benefit from structural funds like other candidate nations, Turkey received approximately Euro 125.5 million in 2002 from the EU. For the 2003-2007 period, Turkey expects to receive approximately Euro 127 million per year from the European Union (the “EU”).

         On August 2, 2002, the Assembly approved legislation drafted to harmonize Turkey’s laws with those of the EU. The legislation abolishes the death penalty except in war or near-war conditions, grants the right to conduct broadcasting and education in languages other than Turkish and increases the rights of religious minorities. The legislation seeks to satisfy several conditions required before accession talks between the EU and Turkey may begin.

         The EU, in its regular report published in October 2002, indicated that Turkey has made progress towards complying with the political criteria established for accession to the EU and particularly highlighted the recent amendments to the Turkish Constitution.

         Turkey is currently commanding the peacekeeping force in Afghanistan and remains important in possible U.S. military actions against Iraq. Although a strong U.S. ally, Turkey has expressed certain reservations regarding military action against Iraq. In the event military action against Iraq is undertaken, Turkey is expected to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures.

         On June 20, 2002, Sen. John B. Breaux (D-La.) introduced legislation that would provide duty-free access to the U.S. market for products produced in designated “industrial zones” in Turkey. The legislation, called the Turkish-Israeli Economic Enhancement Act, would allow Turkey to participate in the Qualifying Industrial Zone program established in 1996 to facilitate economic cooperation between Israel, Egypt and Jordan. The proposed bill would cover certain Turkish-made products but would not include textiles.